Diane Wood
Associate General Counsel and Corporate Secretary
Pinnacle West Capital Corporation
P.O. Box 53999
Phoenix, Arizona 85072-3999

October 17, 2013

VIA EDGAR AND E-MAIL

Ms. Mara L. Ransom
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:
Pinnacle West Capital Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
Definitive Proxy Statement on Schedule 14A
Filed March 28, 2013
Response dated September 20, 2013
File No. 001-08962

Dear Ms. Ransom:

Reference is made to the comment letter (the “Comment Letter”) dated October 8, 2013 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the above-captioned filings of Pinnacle West Capital Corporation (the “Company”).  As we discussed on October 11, 2013, the Company will need additional time to respond to the Comment Letter and will submit its response by October 28, 2013.

Very truly yours,

/s/ Diane Wood
Diane Wood
Associate General Counsel and Corporate Secretary